FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BBM INTRODUCES NEW PRIVACY AND CONTROL FEATURES OFFERING CREATIVE WAYS TO CHAT AND SHARE	3.

Document 1

  NEWS RELEASE
October 31, 2014

FOR IMMEDIATE RELEASE

BBM Introduces New Privacy and Control Features Offering Creative Ways to Chat and Share

Waterloo, ON – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today announced that it has released several new features for BBM™, offering users new ways to chat and share with more privacy and control over their communications.

At the core of the BBM experience is privacy and control. These two notions are more important today than ever before as people are looking for simple ways to help guard against their messages getting into the wrong hands or being seen by anyone other than the intended recipient. New features for BBM introduced today enable users to communicate with more discretion and freedom. Features introduced today include:

•
Timed Messages1: By setting a timer you can control how long messages and pictures you share with contacts can be viewed within BBM. The message is hidden until the recipient touches and holds on the chat. Then, once the timer has expired (or if the recipient takes their finger off the screen), the message is no longer visible. The user also receives a notification if BBM detects that the recipient has taken a screenshot of the image or message.

•
Message Retraction2: Users can now retract their message to remove it from their BBM chat before it has been read by the recipient or after it has been read so that it is no longer visible within the BBM chat.

•	High Quality Image Transfer: When a user receives a picture in BBM, they can quickly request an HD version to enjoy the image in full detail.
•	Faster Sticker Selection: It is now easier for users to browse BBM Stickers and quickly add them to their chats.
•	Discover New Music: See what music BBM contacts are listening to and show others what songs you’re playing. iPhone users can tap the song and be taken to iTunes for a quick and seamless purchase.

“These new enhancements to BBM were highly requested so we’re excited to be delivering them to users today,” said John Sims, President Global Enterprise Services at BlackBerry. “These capabilities will allow our users to be more creative in how they deliver their messages while also being confident that their content is kept private and seen only by its intended recipient.”

Timed Messages and Message Retraction are premium features that will be available free and without restriction to BBM users over the next three months. After this time, unrestricted access to these features will become part of a broader bundle of features that will be offered as part of a BBM subscription.

Today’s announcement underscores the commitment to making BBM a world class privacy-focused instant messaging application. New features are available for download over the next couple of days for BlackBerry 10 smartphones, iPhones and Android smartphones by installing the latest BBM update in BlackBerry World, Apple App Store and Google Play. For more information, visit the Inside BlackBerry Blog and check out new BBM videos on the BlackBerry Youtube Channel.

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

###

1 While the timed message feature is designed to remove the message or picture from the recipient’s BBM chat view, it does not prevent recipients from capturing an image of the content by taking a screenshot or using an image capture device.

2 Retracting a message after it has been read by the recipient will remove the message from the BBM chat view, but will not affect copies of the message that the recipient may have made prior to the message being retracted.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	October 31, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer